SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COLUMBIA PROPERTY TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

198287 203

(CUSIP Number of Class of Securities)

E. Nelson Mills

President and Chief Executive Officer

Columbia Property Trust, Inc.

One Glenlake Parkway, Suite 1200

Atlanta, Georgia 30328

Telephone: (404) 465-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Gilbert G. Menna, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800	Robert H. Bergdolt, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 (919) 786-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$38,640

*	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $300,000,000 in value of common stock, par value $0.01 per share, of Columbia Property Trust, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $128.80 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Columbia Property Trust, Inc., a Maryland corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase for cash up to $300,000,000 in value of its common stock, par value $0.01 per share (the “Common Stock”), at a price specified by the tendering stockholders of not greater than $25.00 nor less than $22.00 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated October 10, 2013 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Columbia Property Trust, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: One Glenlake Parkway, Suite 1200, Atlanta, Georgia 30328; (404) 465-2200.

(b)	This Schedule TO relates to the Common Stock of the Company, par value $0.01 per share. Immediately after the listing of the shares of Common Stock on the New York Stock Exchange on October 10, 2013, there were 134,192,610 shares of Common Stock issued and outstanding, not including any fractional interests in shares of Common Stock. The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

(c)	The information regarding the trading market and price of the Common Stock set forth in Section 7, “Price Range of Shares of Common Stock; Distributions”, of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Columbia Property Trust, Inc., is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company is c/o Columbia Property Trust, Inc., One Glenlake Parkway, Suite 1200, Atlanta, Georgia 30328; (404) 465-2200.

Item 4.	Terms of the Transaction.

(a)

The information regarding the material terms of the transaction set forth in the Offer to Purchase in “Summary Term Sheet”, “Introduction”, Section 1, “Number of Shares of Common Stock; Purchase Price; Proration; Odd Lots”, Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposal”, Section 3, “Procedures for Tendering Shares of Common Stock”, Section 4, “Withdrawal

Rights”, Section 5, “Purchase of Shares of Common Stock and Payment of Purchase Price”, Section 6, “Conditions of the Offer”, Section 8, “Source and Amount of Funds”, Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, Section 13, “Material U.S. Federal Income Tax Consequences”, and Section 14, “Extension of the Offer; Termination; Amendment”, is incorporated herein by reference. There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.

(b)	None of the Company’s directors, executive officers or, to Company’s knowledge, any of the Company’s affiliates intends to tender any of their shares of Common Stock in the Offer. Therefore, the Offer will increase the proportional holdings of the Company’s directors, executive officers and affiliates. See “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information regarding the Company’s securities set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information regarding the purpose of the transaction is set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(b)	The information regarding the treatment of Common Stock acquired pursuant to the Offer set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, of the Offer to Purchase is incorporated herein by reference.

(c)	The information regarding any plans or proposals set forth in Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals”, Section 7, “Price Range of Shares of Common Stock; Distributions”, and Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock” of the Offer to Purchase, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information regarding the source of funds set forth in Section 8, “Source and Amount of Funds”, of the Offer to Purchase is incorporated herein by reference.

(b)	There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

(d)	A summary of the credit facility described in Item 7(a) above, borrowings under which will be used to fund purchase of the shares of Common Stock pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company’s Current Report on Form 8-K filed on August 26, 2013 (as amended on August 27, 2013). The Company has not made any plans or arrangements to finance or repay such credit facility prior to its maturity.

Item 8.	Interest in Securities of the Subject Company.

(a)	The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase in “Summary Term Sheet” and Section 15, “Fees and Expenses”, of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)–(b)	Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.	Additional Information.

(a)(1)	The information set forth in Section 10, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Common Stock”, of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)	The information set forth in Section 12, “Certain Legal Matters; Regulatory Approvals”, of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

(c)	The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the “SEC”) after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 10, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 10, 2013.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 10, 2013.

Exhibit Number	Description
(a)(1)(F)	Summary Advertisement, dated October 10, 2013.

(a)(5)(A)	Press Release issued by Columbia Property Trust, Inc. on October 10, 2013.

(a)(5)(B)	Investor Presentation dated September 30, 2013 (previously furnished as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2013 and incorporated herein by reference).

(a)(5)(C)	Supplemental financial information for the quarter ended June 30, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2013 and incorporated herein by reference).

(b)(1)	Amended and Restated Credit Agreement dated as of August 21, 2013 by and among Columbia Property Trust Operating Partnership, L.P. as Borrower, J.P. Morgan Securities Inc. and PNC Capital Markets LLC as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. as Administrative Agent, PNC Bank, National Association as Syndication Agent and Regions Bank, U.S. Bank National Association and BMO Capital Market Financing, Inc. as Documentation Agents.

(d)(1)	2013 Long-Term Incentive Plan (included as Exhibit A to the Company’s Definitive Proxy Statement in Schedule 14A filed with the SEC on April 25, 2013 and incorporated herein by reference).

(d)(2)	Third Amended and Restated Distribution Reinvestment Plan (included as Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(3)	Sixth Amended and Restated Share Redemption Program (included as Exhibit 99.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(4)	Executive Employment Agreement by and between Columbia Property Trust, Inc. and E. Nelson Mills, dated as of August 6, 2013 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2013 and incorporated herein by reference).

(d)(5)	Executive Employment Agreement by and between Columbia Property Trust, Inc. and James A. Fleming, dated as of August 6, 2013 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2013 and incorporated herein by reference).

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBIA PROPERTY TRUST, INC.

By:	/s/ E. Nelson Mills
Name:	E. Nelson Mills
Title:	President and Chief Executive Officer

Date: October 10, 2013

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated October 10, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 10, 2013.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 10, 2013.

(a)(1)(F)	Summary Advertisement, dated October 10, 2013.

(a)(5)(A)	Press Release issued by Columbia Property Trust, Inc. on October 10, 2013.

(a)(5)(B)	Investor Presentation dated September 30, 2013 (previously furnished as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2013 and incorporated herein by reference).

(a)(5)(C)	Supplemental financial information for the quarter ended June 30, 2013 (previously furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 30, 2013 and incorporated herein by reference).

(b)(1)	Amended and Restated Credit Agreement dated as of August 21, 2013 by and among Columbia Property Trust Operating Partnership, L.P. as Borrower, J.P. Morgan Securities Inc. and PNC Capital Markets LLC as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. as Administrative Agent, PNC Bank, National Association as Syndication Agent and Regions Bank, U.S. Bank National Association and BMO Capital Market Financing, Inc. as Documentation Agents.

(d)(1)	2013 Long-Term Incentive Plan (included as Exhibit A to the Company’s Definitive Proxy Statement in Schedule 14A filed with the SEC on April 25, 2013 and incorporated herein by reference).

(d)(2)	Third Amended and Restated Distribution Reinvestment Plan (included as Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(3)	Sixth Amended and Restated Share Redemption Program (included as Exhibit 99.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 1, 2013 and incorporated herein by reference).

(d)(4)	Executive Employment Agreement by and between Columbia Property Trust, Inc. and E. Nelson Mills, dated as of August 6, 2013 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2013 and incorporated herein by reference).

(d)(5)	Executive Employment Agreement by and between Columbia Property Trust, Inc. and James A. Fleming, dated as of August 6, 2013 (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 4, 2013 and incorporated herein by reference).

(h)	None.